ROSA A. TESTANI
212/872.8115/fax: 212.872.1002
rtestani@akingump.com

August 19, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-160594)

Dear Ladies/Gentlemen:

On behalf of Affinion Group, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 to a Registration Statement on Form S-4 (the “Amendment No. 1”), covering $150,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 (“Senior Notes”) which will be offered by the Company in exchange for a like principal amount of its outstanding 10 1 /8% Senior Notes due 2013 which were issued in a private offering under Rule 144A and Regulation S. The Amendment No. 1 has been marked to indicate changes from the Registration Statement on Form S-4 that was originally filed on July 15, 2009.

If any questions should arise in the course of your review of the enclosed, please call me at (212) 872-8115 or, in my absence, Buxian Xia at (212) 872-1071 or Eunice Chang at (212) 872-8086.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Leonard P. Ciriello, w/encls.
Executive Vice President, Secretary and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850